Note (1) continued

Allowance for Loan Losses (DRAFT)

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are considered to be impaired. An allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. During 2005, the Bank modified its methodology to also evaluate all significant commercial and real estate loans classified as substandard or doubtful for impairment (see Note 5). Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless principal and interest payments are past due.

BG FINANICAL GROUP, INC. AND SUBSIDIARY (2005) AND (2004)
AND BANK OF GREENEVILLE (2003)
Greeneville, Tennessee
NOTES TO FINANCIAL STATEMENTS

Note 5.    Allowance for Loan Losses (DRAFT)

Changes in the allowance for loan losses for the bank are as follows:

	December 31 2005	December 31 2004

Balance, beginning	$1,607,559	1,350,266
Provision for loan losses	(555,222)	615,251
Recoveries of loans previously charged-off	9,855	143,821
	1,062,192	2,109,338
Loans charged-off	365,179	501,779
Balance, ending	$697,013	1,607,559

    During 2005, the Bank recognized a benefit of $555,222 from the reduction in the allowance for loan losses. One factor was that several loans, which were classified as special mention, substandard or doubtful as of December 31, 2004, were paid out during 2005 with minimal losses. In addition, the Bank’s loan portfolio as a whole, as of December 31, 2005, has decreased by approximately $9.2 million (includes classified loans from 2004 that paid out in 2005 discussed above) since December 31, 2004. Another factor is that the Bank modified its methodology to evaluate more specific loans for impairment (see Note 1). Given the fact that many of the Bank’s loans are considered to be well collateralized by real estate, the Bank has estimated minimal exposure on its impaired loans as of December 31, 2005.

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